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                                                                       Exhibit 12(e)

                                New Orleans Public Service Inc.
                   Computation of Ratios of Earnings to Fixed Charges and
             Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                              1991     1992     1993    1994      1995
Fixed charges, as defined:
  Interest on long-term debt                                 $23,865  $22,934  $19,478  $16,382   $15,330
  Interest on notes payable                                       --       --       --      153       130
  Other interest charges                                         793    1,714    1,016    1,027     1,723
  Amortization of expense and premium on debt-net(cr)            565      576      598      710       619
  Interest applicable to rentals                                 517      444      544    1,245       916
                                                             --------------------------------------------
Total fixed charges, as defined                               25,740   25,668   21,636   19,517    18,718

Preferred dividends, as defined (a)                            3,582    3,214    2,952    2,071     1,964
                                                             --------------------------------------------
Combined fixed charges and preferred dividends, as defined   $29,322  $28,882  $24,588  $21,588   $20,682
                                                             ============================================
Earnings as defined:

  Net Income                                                 $74,699  $26,424  $47,709  $13,211   $34,386
  Add:
    Provision for income taxes:
      Federal and State                                        8,885   16,575   27,479   22,606    22,465
    Deferred Federal and State - net                          36,947     (340)   5,203  (15,674)   (1,364)
    Investment tax credit adjustment - net                      (591)    (170)    (744)  (2,332)     (634)
    Fixed charges as above                                    25,740   25,668   21,636   19,517    18,718
                                                            ---------------------------------------------
Total earnings, as defined                                  $145,680  $68,157 $101,283  $37,328   $73,571
                                                            =============================================
Ratio of earnings to fixed charges, as defined                  5.66     2.66     4.68     1.91      3.93
                                                            =============================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                4.97     2.36     4.12     1.73      3.56
                                                            =============================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.
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